July 25, 2006
Via Facsimile (202) 772-9218
Donald C. Hunt, Esq.
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Somera Communications, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2006
File No. 000-27843
Dear Mr. Hunt:
     Pursuant to our telephone conversation, attached please find the revised disclosures which our client, Somera Communications, Inc. (“Somera”), intends to make in an amended proxy statement which it intends to file on Friday. For your convenience, we also submit the following response to the letter dated July 24, 2006 containing a comment from the staff of the Securities and Exchange Commission (the “Staff”) relating to Somera’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, Somera. We respectfully request that the Staff provide any further comments at its earliest convenience.
Interests of Certain Person in the Merger, page 4
1.	Revise your disclosure here to quantify the benefits of the merger to each of your executive officers and directors.

Response:

In accordance with this comment, Somera has revised the summary section of the Proxy Statement to include a table disclosing the quantified interests of the directors and executive officers of Somera in the merger.
     Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact A. Michael Hainsfurther at (214) 855-7567.

Donald C. Hunt, Esq.
July 25, 2006

     Lastly, we have attached a letter of acknowledgement from Somera.

Very truly yours, Munsch Hardt Kopf & Harr, P.C.
By:	/s/ A. Michael Hainsfurther
A. Michael Hainsfurther
(214) 855-7567 mhainsfurther@munsch.com

cc: Kent Coker

2

•	attending the special meeting and voting such shares in person. Stockholders should note, however, that merely attending the special meeting in person without casting a vote at the meeting will not alone constitute a revocation of a proxy.
Interests of Certain Persons in the Merger (See page 29)
     In considering the recommendation of Somera’s board of directors in favor of the merger, you should be aware that there are provisions of the merger agreement and other existing agreements that will result in certain benefits to Somera’s directors and executive officers that are not available to stockholders generally. Somera’s board of directors was aware of, and considered the interests of, its directors and executive officers and the potential conflicts arising from such interests in its deliberations of the merits of the merger and in approving the merger agreement and the merger. Other than the provisions of the merger agreement described below, and the extension of certain employment agreements described below, the arrangements described below were in existence before the discussions about the merger began. Stockholders should take these benefits into account in deciding whether to vote for approval of the merger agreement.
* Rider 4
     Stock Options and Restricted Stock. Upon the completion of the merger, each Somera outstanding stock option, other than those options held by M. Wayne Higgins, will immediately vest and become exercisable and will be terminated or converted into an amount in cash equal to the excess, if any, of $4.60 over the exercise price of such stock option multiplied by the number of shares subject to such stock option, without interest and subject to any applicable withholding taxes. The options held by M. Wayne Higgins will vest 50% if the merger occurs prior to October 1, 2006 and 100% if it occurs on or after such date. Each share of restricted stock held under restricted stock agreements will vest upon the completion of the merger. Detailed information regarding the treatment of options and restricted stock held by each of Somera’s executive officers and directors is set forth in “The Merger — Interests of Certain Persons in the Merger” beginning on page 29.
     Stock Ownership. Somera’s officers and directors also beneficially own shares of Somera common stock. For a further description of these stock holdings, see “Security Ownership of Certain Beneficial Owners and Management” beginning on page 48.
     Existing Employment Agreements. Prior to the execution of the merger agreement on June 24, 2006, Somera sent letters to each of S. Kent Coker and David Peters to retain their services through the transition period of the potential merger. Somera also entered into a new employment agreement with M. Wayne Higgins, entered into on May 30, 2006 to be effective June 1, 2006, whereby Mr. Higgins will serve as the Chief Operating Officer of Somera, and with Lynda Starnes, entered into and effective May 15, 2006, whereby Ms. Starnes will serve as the Vice President of Human Resources of Somera. For a further description of these employment agreements, see “Existing Employment Agreements” being on page 30.
     Separation Agreement. On June 24, 2006, Somera entered into a Separation Agreement and Release of All Claims dated as of June 24, 2006, which we refer to as the “separation agreement,” with David W. Heard, President and Chief Executive Officer of Somera. Under the separation agreement, Mr. Heard’s employment terminated effective as of July 1, 2006. Mr. Heard also resigned as a director of Somera effective as of July 1, 2006. If requested by Telmar prior to July 1, 2006, Mr. Heard may remain with Somera as an employee or consultant for a transitional period of up to 90 days. Mr. Heard has been requested by Telmar, and Mr. Heard has agreed, to remain as a consultant for a 60-day transition period, during which period he will be paid a consulting fee of $200 per hour. In connection with the termination of his employment, Mr. Heard has received a lump-sum separation payment equal to one year’s salary, or $375,000. If Mr. Heard remains through the transitional period requested by Telmar, Mr. Heard will be entitled to receive an additional separation payment of $93,750.
     Indemnification of Directors and Executive Officers and Insurance. The merger agreement provides that Telmar will cause Somera, as the surviving corporation in the merger, to indemnify Somera’s

RIDER 4
     The following table summarizes certain of the payments and benefits of the merger described for each of our executive officers and directors:

	Realizable value of all outstanding
	stock options and restricted stock
Name	at the closing of the merger[3]	Potential Cash Payments[2]

David W. Heard	—	$468,750
M. Wayne Higgins[1]	$114,500	—
S. Kent Coker	$115,000	$75,000
David Peters	$80,500	$20,000
Walter G. Kortschak	—	—
Casimir S. Skrzypezak	$6,900	—
David A. Young	$6,900	—
W. Barry Phelps	$6,900	—
Charles E. Levine	$6,900	—

[1]	Based on vesting of 50,000 of the 100,000 options held by Mr. Higgins. These options will vest 50%, or 50,000 of the 100,000 options held by Mr. Higgins, if the merger occurs prior to October 1, 2006 and 100% if it occurs on or after such date.

[2]	Includes separation payments paid and potentially payable to Mr. Heard and bonus payments potentially payable to Mssrs. Coker and Peters. See “The Merger-Interests of Certain Person in the Merger” on Page 29.

[3]	The realizable value of stock options held by executive officers and directors is only listed here if their exercise price is less than $4.60 per share.

Somera Communications, Inc.
301 S. Northpoint Drive
Coppell, Texas 75019
July 25, 2006
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Somera Communications, Inc.
Preliminary Schedule 14A Filed July 14, 2006
File No. 000-27843
Dear Ladies and Gentlemen:
     Pursuant to the Staff request dated July 24, 2006, Somera Communications, Inc. (the “Company”) hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Somera Communications, Inc.
By:	/s/ Kent Coker
Kent Coker
Chief Financial Officer and Corporate Secretary